Kenon Holdings Ltd.

80 Raffles Place

#26-01 UOB Plaza 1

Singapore 048624

Phone +65 6532 5746

August 13, 2014

Via EDGAR and Hand Delivered

Correspondence Relating to Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Loan Lauren P. Nguyen

Special Counsel

Re:	Kenon Holdings Ltd.

Draft Registration Statement on Form 20-F

Submitted June 20, 2014

CIK No. 0001611005

Dear Ms. Nguyen,

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letter to Kenon Holdings Ltd. (the “Company”) dated July 17, 2014, with respect to the Company’s Registration Statement on Form 20-F, CIK No. 001611005, as confidentially submitted to the Commission on June 20, 2014, and amended on August 13, 2014, the Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission (the “Filings”);

(b)	staff comments, or changes to disclosure in response to staff comments ,do not foreclose the Commission from taking any action with respect to the Filings; and

(c)	the Company may not assert staff comments, or lack thereof, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENON HOLDINGS LTD.

By:	/s/ Cyril Ducau
Cyril Ducau
Director